Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
IRON HORSE ACQUISITIONS CORP.
Pursuant to Section 242 of the
Delaware General Corporation Law

IRON HORSE ACQUISITIONS CORP. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

1. The name of the Corporation is “Iron Horse Acquisitions Corp.”. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on November 23, 2021. An amended and restated certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 26, 2023 (the “Amended and Restated Certificate of Incorporation”).

2. This Amendment amends, in part, the Amended and Restated Certificate of Incorporation of the Corporation.

3. This Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of majority of the issued and outstanding shares of common stock of the Company at a meeting of stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”).

4. The text of Article Six, Section D of the Amended and Restated Certificate of Incorporation is hereby amended and restated to read in full as follows:

(i) D. The Corporation has eighteen months from the closing of its IPO to consummate its initial Business Combination (“Combination Period”). If the Corporation anticipates that it may not be able to consummate its initial Business Combination within eighteen months from the closing of its IPO, the Corporation may, but is not obligated to, extend the Combination Period up to 12 times by an additional one month each time for a total of up to 12 months by notifying the Trustee each month, upon at least one business days’ notice that the deadline for completing a business combination has been extended by an additional one month. In the event that the Corporation does not consummate a Business Combination by (i) eighteen months from the consummation of the IPO or (ii) up to thirty months from the consummation of the IPO if the Corporation elects to extend the amount of time to complete a Business Combination in accordance with the terms of the Investment Management Trust Agreement between the Corporation and Continental Stock Transfer & Trust Company (in any case, such date being referred to as the “Termination Date”), the Corporation shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter redeem 100% of the IPO Shares for cash for a redemption price per share as described below (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to approval of the Corporation’s then stockholders and subject to the requirements of the DGCL, including the adoption of a resolution by the Board of Directors pursuant to Section 275(a) of the DGCL finding the dissolution of the Corporation advisable and the provision of such notices as are required by said Section 275(a) of the DGCL, dissolve and liquidate the balance of the Corporation’s net assets to its remaining stockholders, as part of the Corporation’s plan of dissolution and liquidation, subject (in the case of (ii) and (iii) above) to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law. In such event, the per share redemption price shall be equal to a pro rata share of the Trust Account plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Corporation to pay its taxes divided by the total number of IPO Shares then outstanding.

5. The text of Article Six, Section H to the Amended and Restated Certificate of Incorporation is hereby amended and restated to read in full as follows:

H. If any amendment is made to this Article SIXTH that would modify the substance or timing of the Corporation’s obligation to provide for the conversion of the IPO Shares in connection with an initial Business Combination or to redeem 100% of the IPO Shares if (A) the Corporation has not consummated an initial Business Combination within up to thirty months from the date of the consummation of the IPO or (B) with respect to any other provision in this Article SIXTH, the holders of IPO Shares shall be provided with the opportunity to redeem their IPO Shares upon the approval of any such amendment, at the per-share price specified in paragraph C.

6. All other provisions of the Amended and Restated Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, Iron Horse Acquisitions Corp. has caused this Amendment to the Amended and Restated Certificate of Incorporation to be duly executed in its name and on its behalf by an authorized officer as of this 25thth day of June, 2025.

IRON HORSE ACQUISITIONS CORP.

By:	/s/ Jose Antonio Bengochea
Name:	Jose Antonio Bengochea
Title:	Chief Executive Officer